UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*

                        FIRST UNITED BANCSHARES, INC.
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                               (Name of Issuer)

                                 Common Stock
                          Par Value $1.00 per share
                     -----------------------------------
                        (Title of Class of Securities)

                                  33741E104
------------------------------------------------------------------------------
                                (CUSIP Number)

                            David A. Knight, Esq.
                             Stephens Group, Inc.
                        111 Center Street, Suite 2300
                         Little Rock, Arkansas 72201
------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              November 20, 1996
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box (X).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D

 CUSIP No.      33741E104

------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stephens Group, Inc.
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) (X)
                                                                 (b) ( )
------------------------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     00
------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    ( )
     PURSUANT TO ITEMS 2(C) or 2(E)
------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Arkansas
------------------------------------------------------------------------------
                             7  SOLE VOTING POWER
                                7,503
         NUMBER OF          --------------------------------------------------
          SHARES             8  SHARED VOTING POWER
       BENEFICIALLY             0
        OWNED BY            --------------------------------------------------
          EACH               9  SOLE DISPOSITIVE POWER
        REPORTING               7,503
         PERSON             --------------------------------------------------
          WITH              10  SHARED DISPOSITIVE POWER
                                0
------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,503 (See Item 5)
------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES*
------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1% (See Item 5)
------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO
------------------------------------------------------------------------------


                                 SCHEDULE 13D

 CUSIP No.      33741E104

------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jackson T. Stephens
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) (X)
                                                                 (b) ( )
------------------------------------------------------------------------------
  3   SEC USE ONLY
------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     00
------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    ( )
     PURSUANT TO ITEMS 2(C) or 2(E)
------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------------------------
                             7  SOLE VOTING POWER
                                297,451
         NUMBER OF          --------------------------------------------------
          SHARES             8  SHARED VOTING POWER
       BENEFICIALLY             521,932
        OWNED BY            --------------------------------------------------
          EACH               9  SOLE DISPOSITIVE POWER
        REPORTING               297,451
         PERSON             --------------------------------------------------
          WITH              10  SHARED DISPOSITIVE POWER
                                521,932
------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     819,383 (See Item 5)
------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   ( )
     SHARES*
------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.9% (See Item 5)
------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 SCHEDULE 13D


 CUSIP No.     33741E104


------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     W.R. Stephens, Jr. Trust
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) (X)
                                                                 (b) ( )
------------------------------------------------------------------------------
  3   SEC USE ONLY
------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     00
------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    ( )
     PURSUANT TO ITEMS 2(C) or 2(E)
------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Arkansas
------------------------------------------------------------------------------
                             7  SOLE VOTING POWER
                                281,176
         NUMBER OF          --------------------------------------------------
          SHARES             8  SHARED VOTING POWER
       BENEFICIALLY             0
        OWNED BY            --------------------------------------------------
          EACH               9  SOLE DISPOSITIVE POWER
        REPORTING               281,176
         PERSON             --------------------------------------------------
          WITH              10  SHARED DISPOSITIVE POWER
                                0
------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     281,176 (See Item 5)
------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES*
------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.4% (See Item 5)
------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     OO
------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 SCHEDULE 13D

 CUSIP No.       33741E104


------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warren A. Stephens Trust
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) (X)
                                                                 (b) ( )
------------------------------------------------------------------------------
  3   SEC USE ONLY
------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
     OO
------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          ( )
     PURSUANT TO ITEMS 2(C) or 2(E)
------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Arkansas
------------------------------------------------------------------------------
                             7  SOLE VOTING POWER
                                21,405
         NUMBER OF          --------------------------------------------------
          SHARES             8  SHARED VOTING POWER
       BENEFICIALLY             0
        OWNED BY            --------------------------------------------------
          EACH               9  SOLE DISPOSITIVE POWER
        REPORTING               21,405
         PERSON             --------------------------------------------------
          WITH              10  SHARED DISPOSITIVE POWER
                                0
------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     21,405 (See Item 5)
------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES*
------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.3% (See Item 5)
------------------------------------------------------------------------------

 14  TYPE OF REPORTING PERSON*

     OO
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

 CUSIP No.       33741E104



------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     W.R. Stephens, Jr. Revocable Trust
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) (X)
                                                                 (b) ( )
------------------------------------------------------------------------------
  3   SEC USE ONLY
------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    ( )
     PURSUANT TO ITEMS 2(C) or 2(E)
------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Arkansas
------------------------------------------------------------------------------
                             7  SOLE VOTING POWER
                                2,700
         NUMBER OF          --------------------------------------------------
          SHARES             8  SHARED VOTING POWER
       BENEFICIALLY             0
        OWNED BY            --------------------------------------------------
          EACH               9  SOLE DISPOSITIVE POWER
        REPORTING               2,700
         PERSON             --------------------------------------------------
          WITH              10  SHARED DISPOSITIVE POWER
                                0
------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,700 (See Item 5)
------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES*
------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0% (See Item 5)
------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     OO
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

 CUSIP No.       33741E104


------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Elizabeth Ann Stephens Campbell Revocable Trust
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) (X)
                                                                 (b) ( )
------------------------------------------------------------------------------
  3   SEC USE ONLY
------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    ( )
     PURSUANT TO ITEMS 2(C) or 2(E)
------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Arkansas
------------------------------------------------------------------------------
                             7  SOLE VOTING POWER
                                61,596
         NUMBER OF          --------------------------------------------------
          SHARES             8  SHARED VOTING POWER
       BENEFICIALLY             0
        OWNED BY            --------------------------------------------------
          EACH               9  SOLE DISPOSITIVE POWER
        REPORTING               61,596
         PERSON             --------------------------------------------------
          WITH              10  SHARED DISPOSITIVE POWER
                                0
------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 61,596 (See Item 5)
------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES*
------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8% (See Item 5)
------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     OO
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 SCHEDULE 13D

 CUSIP No.       33741E104


------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bess C. Stephens Trust
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) (X)
                                                                 (b) ( )
------------------------------------------------------------------------------
  3   SEC USE ONLY
------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     OO
------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    ( )
     PURSUANT TO ITEMS 2(C) or 2(E)
------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Arkansas
------------------------------------------------------------------------------
                             7  SOLE VOTING POWER
                                521,932
         NUMBER OF          --------------------------------------------------
          SHARES             8  SHARED VOTING POWER
       BENEFICIALLY             0
        OWNED BY            --------------------------------------------------
          EACH               9  SOLE DISPOSITIVE POWER
        REPORTING               521,932
         PERSON             --------------------------------------------------
          WITH              10  SHARED DISPOSITIVE POWER
                                0
------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,932 (See Item 5)
------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES*
------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.3% (See Item 5)
------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     OO
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.   Security and Issuer.

     The security to which this joint statement relates is the common stock, par value $1.00 per share (the "Common
Stock"), of First United Bancshares, Inc., an Arkansas corporation (the "Company"), whose principal executive offices are located at Main and Washington Streets, El

Dorado, Arkansas 71730.

Item 2. Identity and Background.

     (a) through (c),(f). This joint statement is filed on behalf of (i) Stephens Group, Inc., an Arkansas corporation ("Stephens"); (ii) Jackson T. Stephens, a citizen of the United States of America; (iii) the W.R. Stephens, Jr. Trust, a trust formed under the laws of the State of Arkansas, whose trustees are Vernon J. Giss and I. Ernest E. Butler, Jr.; (iv) the W.R. Stephens, Jr. Revocable Trust, a trust formed under the laws of the State of Arkansas, whose trustee is W.R. Stephens, Jr.; (v) the Warren A. Stephens Trust, a trust formed under the laws of the State of Arkansas, whose trustee is Warren A. Stephens;
(vi) the Elizabeth Ann Stephens Campbell Revocable Trust, a trust formed under the laws of the State of Arkansas, whose trustee is Elizabeth Ann Stephens Campbell; and (vii) the Bess C. Stephens Trust, a trust formed under the laws of the State of Arkansas, whose trustees are Bess C. Stephens, Jackson T. Stephens and Mr. Giss. The trusts referred to in clauses (iii) - (vii) herein are sometimes collectively referred to herein as the "Trusts" and such Trusts together with Jackson T. Stephens and Stephens are sometimes collectively referred to herein as the Reporting Persons. The agreement of the Reporting Persons with respect to the Joint Filing of this Schedule 13D is being filed as Exhibit 1 to the Schedule 13D.

     Stephens' principal businesses, which are
conducted through its subsidiaries and divisions, are natural gas exploration and production; newspaper publishing, cable television, and outdoor advertising; investment banking and broker-dealer operations; insurance brokerage; wholesale sunglass distribution; and private
equity investments.   The address of the principal offices
of Stephens is 111 Center Street, Little Rock, Arkansas 72201. The Trusts were established for the benefit of the beneficiaries thereof. The address of each of the Trusts is 111 Center Street, Little Rock, Arkansas 72201.

     The name, residence or business address, citizenship, present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of Stephens, which includes Jackson T. Stephens and the trustees of the Trusts, are set forth in Appendix A attached hereto and incorporated herein by reference. The J.T. Stephens Trust No. One, of which
Jackson T. Stephens and Warren A. Stephens are the trustees, and the Bess C. Stephens Trust are the controlling shareholers of Stephens. The address of the J.T. Stephens Trust is 111 Center Street, Little Rock Arkansas 72201.

     (d) and (e). During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Appendix A, has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The 7,503 shares of Common Stock owned by Stephens were received in connection with the merger of Investark Bankshares, Inc. with and into the Company (the "Merger").
The 297,451 shares owned by Jackson T. Stephens were received in connection with the Merger. Of the 281,176 shares of Common Stock owned by the W.R. Stephens, Jr.
Trust, 3,150 shares were acquired, with working capital for $21,993.75 and 278,026 shares were received in connection with the Merger. The 2,700 shares of Common Stock owned by the W.R. Stephens, Jr. Revocable Trust were received in connection with the Merger. The 21,405 shares of Common
Stock owned by the Warren A. Stephens Trust were received in connection with the Merger. The 61,596 shares of Common
Stock owned by the Elizabeth Ann Stephens Campbell Revocable Trust were received in connection with the Merger. Of the 521,932 shares of Common Stock owned by the Bess C. Stephens Trust, 311,826 shares were acquired, with working capital for $2,750,144.39 and 210,106 shares were received in connection with the Merger.

     No consideration will be paid by any of the Reporting Persons in respect of the distribution of the shares of Common Stock as described below in Item 4.

Item 4.   Purpose of Transaction.

     Except for 311,826 shares of Common Stock owned by the Bess C. Stephens Trust and 3,150 shares of Common Stock owned by the W.R. Stephens, Jr. Trust, all of the shares reported herein by the Reporting Persons are held in the Stephens Voting Trust (the "Voting Trust") pursuant to a Trust Agreement, dated as of June 14, 1994, by and among the Reporting Persons and the trustee (the "Trust Agreement"). The Trust Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein in its entirety. The trustee has disclaimed beneficial ownership of all shares of Common Stock held in the Voting Trust. Pursuant to the Trust Agreement, the trustee shall not have any discretion to vote any of the shares of Common Stock held in the Voting Trust but rather shall cause such shares to be voted on all matters submitted to the holders of the Common Stock in the same proportion as the votes cast by all other shareholders of the Company. Pursuant to the terms of the Trust Agreement, each Reporting Person has dispositive power with respect to the shares of Common Stock held in the Voting Trust for the benefit of such Reporting Person.

     On November 20, 1996, the Board of Governors of the Federal Reserve System (the "Federal Reserve") approved the application of the Reporting Persons, filed by such persons under the Change in Bank Control Act, to disband the Voting Trust and distribute all of the shares held therein to the Reporting Persons. As a result of such approval, each Reporting Person has the right to withdraw any shares of Common Stock beneficially owned by it from the Voting Trust. If the withdrawal does not occur within one year following the date of the approval, the Reporting Person will be required to notify the Federal Reserve to determine whether any additional action is required in order to withdraw shares from the Voting Trust after such one-year period.

      Each of the Reporting Persons acquired the shares of Common Stock for investment purposes. Except as set forth in this Item 4, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Appendix A, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) through (b). The number of shares of stock beneficially owned by, and the percentage of ownership of, the Reporting Person is as set forth below.

                        # of Shares
Reporting Person     Beneficially Owned    % of Ownership
----------------     ------------------    --------------

Stephens                    7,503               0.1%

Jackson T. Stephens        819,383             9.9%(1)

W.R. Stephens, Jr.         281,176              3.4%
   Trust

Warren A. Stephens         21,405               0.3%
   Trust

W.R. Stephens, Jr.          2,700               0.0%
   Revocable Trust
----------------
1    Includes 521,932 shares held by the Bess
     C. Stephens Trust of which Mr. Stephens is a trustee.


Elizabeth Ann              61,956               0.8%
   Stephens Campbell
   Revocable Trust

Bess C. Stephens           521,932              6.3%
   Trust

The percentage of outstanding shares of Common Stock is based on the 8,246,208 shares of Common Stock reported to be outstanding by the Company as of November 1, 1996.

     Except for the 521,932 shares of Common Stock beneficially owned by Jackson T. Stephens as trustee of the Bess C. Stephens Trust (as to which Mr. Stephens has shared voting and dispositive power), each of the Reporting Persons has sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by it. Except as set forth above and except for 1,000 shares of Common Stock owned by Craig D. Campbell, a director of Stephens, and 15,634 shares of Common Stock owned by William R. Walker, the Chairman of a division of Stephens and a director of Stephens, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Appendix A, beneficially owns any shares of Common Stock. Beneficial ownership of the shares owned by Mr. Campbell and Mr. Walker is expressly disclaimed by each of the Reporting Persons.

     In the past, Stephens Inc., an indirect wholly owned subsidiary of Stephens ("Stephens Inc."), has provided stock brokerage services to customers in the ordinary course of business which have included effecting transactions and holding positions in the Common Stock for the accounts of its customers for whom it acts as agent. Stephens, Inc. also has acted as a market maker for the Common Stock and, as such, may from time to time hold long or short positions in the Common Stock. Stephens Inc. may continue these activities in the future in its ordinary course of business. Beneficial ownership of these past and potential future holdings of Common Stock for the account of customers of Stephens Inc. and as a market maker is expressly disclaimed by each of the Reporting Persons.

     (c) Except for the purchase by Mr. Campbell of 1,000 shares of Common Stock on November 22, 1996 in an open market transaction at a price of $28.25 per share, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed on Appendix A attached hereto has effected any transactions in the Common Stock within the past 60 days.

     (d)  To the best knowledge of the Reporting
Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

     (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     To the best knowledge of the Reporting Persons, except as described herein, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 1  -   Agreement with Respect to Joint
                    Filing on Schedule 13D.

     Exhibit 2  -   Trust Agreement, dated as of June
                    14, 1994, by and among the
                    Reporting Persons and The Bank of
                    New York, as trustee.


                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 2, 1996

                    STEPHENS GROUP, INC.

                    By: /s/ David A. Knight
                       ________________________________
                       David A. Knight, Vice President

                    /s/ Jackson T. Stephens
                    ________________________________
                    JACKSON T. STEPHENS

                    WARREN A. STEPHENS TRUST

                    By: /s/ Warren A. Stephens
                       ________________________________
                       Warren A. Stephens, Trustee

                    W.R. STEPHENS, JR. TRUST

                    By: /s/ Vernon J. Giss
                       ________________________________
                       Vernon J. Giss, Trustee

                    By: /s/ Ivory E. Butler, Jr.
                       ________________________________
                       Ivory E. Butler, Jr., Trustee

                    W.R. STEPHENS, JR. REVOCABLE TRUST

                    By: /s/ W.R. Stephens, Jr.
                       ________________________________
                       W.R. Stephens, Jr., Trustee

                    ELIZABETH ANN STEPHENS CAMPBELL
                       REVOCABLE TRUST

                    By: /s/ Elizabeth Ann Stephens Campbell
                       ________________________________
                       Elizabeth Ann Stephens Campbell,
                         Trustee


                    BESS C. STEPHENS TRUST

                    By: /s/ Jackson T. Stephens
                       ________________________________
                       Jackson T. Stephens, Trustee

                    By: /s/ Vernon J. Giss
                       ________________________________
                       Vernon J. Giss, Trustee

                    By: /s/ Bess C. Stephens
                       ________________________________
                       Bess C. Stephens, Trustee